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                                 NITROMED, INC.
                                125 SPRING STREET
                         LEXINGTON, MASSACHUSETTS 02421

                        ---------------------------------


                                December 7, 2004


BY EDGAR SUBMISSION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Albert C. Lee


     Re:  NitroMed, Inc.
          Registration Statement on Form S-1
          Commission File No. 333-120280
          Request for Acceleration


Dear Mr. Lee:

         In accordance with Rule 461 under the Securities Act of 1933, as amended, NitroMed, Inc. (the "Company") hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the "Filing") so that it may become effective at 3:00 p.m. Eastern time, on Tuesday, December 7, 2004, or as soon thereafter as may be practicable.

         In addition, the Company hereby acknowledges as follows:

         o should the Securities and Exchange Commission (the "Commission") or the staff (the "Staff"), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

         o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                                                     Very truly yours,

                                                     /s/ James Ham III
                                                     James Ham III
                                                     VICE PRESIDENT OF FINANCE